
April 24, 2024

Christian Mulvihill
Chief Financial Officer
Greenidge Generation Holdings Inc.
135 Rennell Drive, 3rd Floor
Fairfield, CT 06890

> **Re: Greenidge Generation Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-40808**

Dear Christian Mulvihill:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets